							EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Nine months ended
	Years ended September 30					June 30
	2007	2006	2005	2004	2003	2008	2007
EARNINGS

Income from continuing operations	$201	$183	$1,958	$311	$103	$176	$169
Income tax expense (benefit)	58	29	(230)	100	52	58	52
Interest expense	9	8	87	112	121	7	7
Interest portion of rental expense	20	18	20	20	20	16	14
Amortization of deferred debt expense	1	-	3	2	2	-	1
Distributions less than earnings of unconsolidated affiliates	(5)	(6)	(246)	(260)	(89)	(10)	(9)
	$284	$232	$1,592	$285	$209	$247	$234

FIXED CHARGES

Interest expense	$9	$8	$87	$112	$121	$7	$7
Interest portion of rental expense	20	18	20	20	20	16	14
Amortization of deferred debt expense	1	-	3	2	2	-	1
Capitalized interest	2	3	1	-	-	-	1
	$32	$29	$111	$134	$143	$23	$23

RATIO OF EARNINGS TO FIXED CHARGES	8.88	8.00	14.34	2.13	1.46	10.74	10.17